Billow Butler & Company, L.L.C.

Financial Statements and
Independent Auditor's Report

December 31, 2016

**Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934.**

*** PUBLIC DOCUMENT ***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Billow Butler & Company, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive, Suite 2110
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell M. Butler — (312) 559-9055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive - 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BILLOW BUTLER & COMPANY, L.L.C.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Darrell M. Butler _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Billow Butler & Company, L.L.C. _____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature



OFFICIAL SEAL
HARMAN MANGAT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/16/17

Managing Director

Title



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. as of December 31, 2016. This financial statement is the responsibility of Billow Butler & Company, L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Billow Butler & Company, L.L.C. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 13, 2017

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

BILLOW BUTLER & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

ASSETS

Cash	$ 1,850,885
Fees receivable	35,000
Property and equipment, net of accumulated depreciation and amortization of $282,156	35,885
Prepaid expenses	14,659
Security deposit	18,329
	$ 1,954,758

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 246,556
MEMBERS' EQUITY	1,708,202
	$ 1,954,758

The accompanying notes are an integral part of this statement.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Billow Butler & Company, L.L.C. (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Accounting Policies. The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Fees Receivable and Allowances for Uncollectible Accounts. Fees receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2016.

Revenue Recognition.

Success Fee. Success fees are earned in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

Retainer Fee. Retainer fees are earned in accordance with the terms of the executed engagement agreement, which often includes an immediate up front payment and sometimes involves monthly payments thereafter for a set period.

Valuation Fee. Valuation fees are earned in accordance with the terms of the executed agreement. Often, an initial fee is recognized upon execution of a valuation engagement agreement and the remainder is recognized upon issuance of the report.

Property and Equipment. Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term, if shorter.

Income Taxes. The Company, with the prior consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

(Continued)

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,604,329, which was $1,587,892 in excess of its required net capital of $16,437. The Company's aggregate indebtedness to net capital ratio was .1537 to 1.

Management anticipates that material capital distributions will be made during the six months ending after December 31, 2016; however, the Company will maintain the required net capital requirements.

NOTE 3 – LEASE COMMITMENTS AND DEFERED RENT

The Company leases space at 20 N. Wacker in Chicago, Illinois. The lease is a noncancelable operating lease that requires monthly payments of $9,164 to $9,825 thru April of 2019. It also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis.

The lease requires escalating rent payments over the life of the lease. GAAP requires rent expense to be recognized evenly over the lease life. During the initial years of the leases, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The rent payments made over expenses recognized was $11,008 for the year ended December 31, 2016 and, accordingly, expenses recognized over rent payments made has cumulatively decreased members' equity by $33,502 as of December 31, 2016.

Future minimum lease payments under this lease as of December 31, 2016, are as follows:

Year Ending December 31	Amount
2017	114,267
2018	116,248
2019	39,300
	$ 269,815

NOTE 4 – PROFIT SHARING PLAN

The Company sponsors a retirement plan, Billow Butler & Company, L.L.C. Retirement Plan (the "Plan") for the benefit of all eligible employees as defined in the Plan agreement. Any Company profit sharing contribution is discretionary. For the year ended December 31, 2016, the Company accrued a contribution of $145,000, which is included in accounts payable, accrued expenses and other liabilities on the accompanying statement of financial condition.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE FINANCIAL STATEMENT

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2016, the Company derived 50% of its revenues from 3 contracts. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.